UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of September 2016
Commission File Number: 001-32199

Ship Finance International Limited
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the "Company"), dated September 26, 2016, announcing the resolutions passed at the 2016 Annual General Meeting of the Company that was held on September 23, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date: September 26, 2016	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Ship Finance Management AS
(Principal Executive Officer)

EXHIBIT 1

SFL - 2016 Annual General Meeting

Ship Finance International Limited (the “Company”) advises that the 2016 Annual General Meeting of the Shareholders of the Company was held on September 23, 2016 at 11:15 a.m. at the Rosewood Tucker’s Point Hotel, 60 Tucker’s Point Drive, Hamilton Parish HS02, Bermuda. The audited consolidated financial statements for the Company for the year ended December 31, 2015 were presented to the Meeting.
In addition, the following resolutions were passed:

1)	To re-elect Hans Petter Aas as a Director of the Company.

2)	To re-elect Paul Leand, Jr., as a Director of the Company.

3)	To re-elect Kate Blankenship as a Director of the Company.

4)	To re-elect Harald Thorstein as a Director of the Company.

5)	To re-elect Bert M. Bekker as a Director of the Company.

6)
That with effect on or about September 30, 2016 or such other time as may be determined by the Directors of the Company, the re-organisation of the Company’s share capital (the “Capital Adjustment”) be undertaken as more particularly set out in the Proxy Statement.

7)	That Bye-law 55 of the Company’s Bye-laws relating to the quorum necessary for the transaction of company business at a General Meeting be and is amended and re-stated.

8)	That Moore Stephens, P.C. be re-appointed as auditors of the Company and that the Directors be authorised to determine their remuneration.

9)	That the remuneration payable to the Company’s Board of Directors of a total amount of fees not to exceed US$800,000.00 be approved for the year ended December 31, 2016.

Hamilton, Bermuda
September 23, 2016

About Ship Finance
Ship Finance International Limited (NYSE: SFL) has an unprecedented track record in the maritime industry, being consistently profitable and paying dividends every quarter since 2004. The Company’s fleet of more than 70 vessels is split between tankers, bulkers, container vessels and offshore assets, and Ship Finance’s long term distribution capacity is supported by a portfolio of long term charters and significant growth in the asset base over time. More information can be found on the Company's website: www.shipfinance.bm
Cautionary Statement Regarding Forward Looking Statements
This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions. Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.